June 10, 2022

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz Jeffrey Gabor Christie Wong Mary Mast

Re:	Clearmind Medicine Inc. Draft Registration Statement on Form F-1 Submitted April 27, 2022 CIK No. 0001892500

Dear Ms. Schwartz:

On behalf of Clearmind Medicine Inc. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated May 24, 2022, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (CIK No. 0001892500) submitted by the Company on April 27, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2 to the F-1 (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Prospectus Summary

Company Overview, page 1

1.	We note your response to our prior comment number 2 and that you indicate certain of your major therapeutic programs that target verticals with significant potential market opportunities include depression and treatment resistant depression. However, although you briefly explain why you believe MEAI may be effective in reducing alcohol intake, you have not included similar disclosure regarding why MEAI may be useful in treating certain of the other disorders you indicate you will potentially address, such as depression, anxiety disorder, and post-traumatic stress disorder. As you have only briefly described pre-clinical studies for binge alcohol consumption, please explain why it is appropriate for you to state that you have “15 different drug research programs.” For each current “drug research program” you reference, please ensure that you have corresponding disclosure regarding why you believe MEAI may be an appropriate drug for such disorder, and a description of the material trials conducted to date. You may also separately indicate that you have future programs you may research.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 81 of Amendment No. 2 to clarify that it has 12 separate therapeutic programs in addition to its programs focusing on MEAI, and that these are future programs not in the immediate focus of the Company. In addition, the Company has revised its disclosure on page 81 of Amendment No. 2 to more fully describe these additional research programs.

2.	We note your response to our prior comment number 3. In addition to listing the conditions related to the $238.4 million figure, please revise to state the cost components of this figure (e.g., the types of treatments that are accounted for, medication costs).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 80 of Amendment No. 2 to disclose that the three main cost components of the $238.4 billion expenditure on mental health in 2020 in the United States consisted of expenditure on healthcare service providers, retail prescription drugs and insurance administration.

3.	Please revise your Summary to affirmatively state that your product candidates contains psychedelic substances and may be deemed controlled substances, and briefly state the risks involved, including that you may never be able to commercialize a product candidate containing psychedelic substances.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of Amendment No. 2 to affirmatively state that MEAI contains psychedelic substances and may be deemed a controlled substance. In addition, the Company briefly stated the risk that it may not ever be able to commercialize MEAI due to this fact, and provided a cross-reference to a relevant risk factor discussing the risks associated with controlled substances in more detail.

Recent Developments, page 2

4.	We note on page 2 you discuss the intended joint venture with Medigus, including your statement on page 2 that “Medigus will be entitled to 10% of the initial equity of such joint venture.” Please state whether you have entered into a binding letter of intent or other agreement with Medigus, and revise to provide additional known details concerning this joint venture, such as allocation of intellectual property, duration, and other material terms. Clarify the equity allocation and whether it will remain constant for the duration of the joint venture. Additionally, we note that you state Medigus will help with the development of MEAI for recreational use. Expand your disclosures to state the jurisdictions in which you expect to target to sell MEAI for recreational use, disclose all applicable current laws and regulations relating to the ability to develop and market MEAI for recreational use, including any prohibitions. Add balancing disclosure that MEAI may never be approved in any jurisdiction as a recreational drug, and ensure that your regulatory disclosures are updated as appropriate to include a discussion of developing and marketing MEAI as a recreational drug.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 2 of Amendment No. 2 to clarify that it is exploring the possibility of entering into a joint venture with Medigus for the purpose of developing the Company’s proprietary MEAI product candidate as a novel food product. The company has deleted any references to “recreational use.”

While no binding agreements have been entered into by the parties, the Company has disclosed the current contemplated terms of the potential joint venture. For the sake of balanced disclosure, the Company has clarified that it cannot be sure that the joint venture will proceed as currently contemplated, or at all. In addition, the Company has disclosed that it cannot be certain that the laws in any of the jurisdictions where the joint venture may pursue commercial sales of MEAI will allow the sale of MEAI as a novel food product.

Furthermore, the Company acknowledges the Staff’s comment requesting that it expand its disclosure to disclose all applicable current laws and regulations relating to the ability to develop and market MEAI for recreational use. According to Item 4(B)(8) of Form 20-F, registrants are required to disclose a “description of the material effects of government regulations on the company’s business, identifying the regulatory body”. In accordance with this rule, the Company believes that any disclosure of governmental regulations of MEAI as a novel food product would be premature at this point since the joint venture with Medigus does not currently have any material effect on the Company’s current business.

Risk Factors

Our current product candidates and future therapeutic candidates contain psychedelic substances..., page 19

5.	We note your response to our prior comment number 8. Please revise the risk factor to specifically discuss the consequences if your molecule is determined to be Schedule I by the DEA. Discuss the process you would need to undergo and the risks if it is never rescheduled, such as that you can never commercialize your product candidates.

Response: In response to the Staff’s comment, the Company has revised the graphic on page 21 of Amendment No. 2 clearly state the risk that if MEAI is found to be a Schedule I controlled substance, it cannot be prescribed, marketed or sold in the United States.

Business

Overview, page 80

6.	We note the pipeline table on page 80. Please include a column for Phase III trials and separate columns for Phase I and II trials since you have not received authorization to proceed with a Phase I/II combined trial and may also not receive such authorization with respect to any clinical trials of your other product candidates shown in the table. Please revise the columns so they are clearly delineated from each other and ensure the font and type used is clearly legible. Please remove the row of MEAI for an indication of “mechanism of action” from your pipeline table because this is not an indication. Please remove the language about the expected timing from the arrows; you may show this information elsewhere such as in an additional column or footnotes. Clarify that these are anticipated milestones, not definitive timing. Additionally, for each row, ensure your narrative disclosure corresponds to the information reflected in your graphic. For example, your narrative disclosure should have corresponding information regarding your trial for MEAI for binge eating and metabolic disorder, which based on your graphic, is an ongoing trial that has already commenced. Ensure that your rows accurately reflect your current progress. For example, since it does not appear you have commenced Phase I trials, the arrows should end no further than the end of the preclinical trials column for any of the MEAI rows, and where there are additional pre-clinical trials to be conducted, the arrow length should reflect that information accordingly. Finally, we note the table shows three separate rows for research projects at the Hebrew University, none of which name a compound and all of which cite Mental Health Disorders as the indication. Please tell us why you feel these programs are material enough to be included in your pipeline table and included as separate rows.

Response: In response to the Staff’s comment, the Company has revised the graphic on page 80 of Amendment No. 2.

7.	We note your response to our prior comment number 13 and your statement on page 81: “While determinations of safety and efficacy are solely within the authority of the FDA and comparable regulatory bodies, in pre-clinical studies, MEAI has shown a promising safety profile.” Please revise so as to remove any implication that your product candidate is safe. You may say that your product candidate was well-tolerated. Additionally, we note your revised disclosure on pages 2 and 81 that preclinical studies suggest that 5-HT1A receptor agonists “may be effective in reducing alcohol intake.” We also refer to your statements on pages 1 and 80 that a pre-clinical animal model of AUD “characterize[d] the effect of MEAI on alcohol consumption with promising initial results,” and that such study tested “the efficacy of MEAI’s ability to curb alcohol cravings.” Please revise such statements to remove the implication of efficacy as such statements are premature.

Response: In response to the Staff’s comment, the Company has revised its disclosure to remove any implication that its product candidates are safe or effective. Specifically, the Company has revised its disclosure on pages 2 and 81 of Amendment No. 2 to state that 5-HT1A receptor agonists “may play a role in reducing alcohol intake.” In addition, the Company has revised its disclosure on pages 1 and 80 of Amendment No. 2 to remove references to the pre-clinical animal model having “promising initial results.”

Phase I/IIa Clinical Study, page 81

8.	We refer to your revised disclosure regarding your proposed Phase I/IIa trial, and that the primary endpoint will be safety and tolerability. You also state that the trial will be assessing the potential effect of MEAI on drinking patterns and cravings in individuals with AUD. Please revise to state the primary endpoint that will be used to assess this effect, or advise. Please also revise to clarify how you intend to distribute the planned 3-5 cohorts among the locations listed (U.S., Europe, Australia, and Israel), or whether these jurisdictions are all potential options and you may conduct the trial only in the U.S. if your IND request is approved. In this regard, we note your statement in your response letter that your immediate clinical strategy is not dependent on the receipt of an IND protocol, as you intend to also submit applications in jurisdictions such as Europe, Australia and Israel.

Response: In response to the Staff’s comment, the Company has revised its disclosure on [page 81] of Amendment No. 2 to state the primary and secondary endpoints of the Phase I/IIa trial. The Company has also revised it disclosure to clarify that it has not yet determined how to distribute the cohorts among the possible jurisdictions, and that it will likely make this decision following receiving feedback from the FDA.

Pre-Clinical Studies, page 87

9.	We note your response to our prior comment number 17. Please revise to state who conducted the U.S. based study against the 29 targets. For the rat study, please provide the number of subjects, dosage, duration and any adverse effects, as well as who conducted the study. Please also expand on your explanations of these two studies to provide investors with more context about the significance of these studies. Expand the discussion of your alcohol consumption study to provide additional context, such as explaining how the mice were allocated among the different dosages and vehicle. You state that you performed statistical analysis and found “significant effects.” Describe these results and explain their significance. If you observed statistical significance, provide the p-values, a brief explanation of the disclosed p-values and how p-values are used to measure statistical significance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 87 of Amendment No. 2 to disclose who conducted the U.S. based study against the 29 targets. The Company has also provided additional information about the rat study, including the number of subjects, dosage and duration. Further, the Company has revised its disclosure on the alcohol consumption study to disclose how the mice were allocated among the different dosages and vehicle, and has also described the results of the study including the p-values reported.

Competition, page 88

10.	We refer to your revised graphic disclosures. With respect to the first chart on page 88, titled “Psychedelic Therapy Competitive Landscape for AUD,” please remove the row for Clearmind. This comparison is not appropriate given Clearmind’s compound is in preclinical stage. Additionally, we note that there appears to be footnotes for some of the columns, but the corresponding disclosures are missing. With respect to the columns titled “Immediate Results,” Therapy Independent Efficacy,” and “Supports Reduction & Abstinence,” which all appear to refer to the efficacy of these drugs, please explain whether these drugs were all tested in head-to-head comparisons. As it is inappropriate to make comparisons of the results of drugs without head-to-head trials, if these were not tested in such trials, please remove these columns, or advise. Please also revise to name the four companies shown in the second chart on page 88.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 88 of Amendment No. 2 to provide a revised “Psychedelic Therapy Competitive Landscape for AUD” graphic responding to the SEC’s comments above. In addition, the Company has revised its disclosure to name the four companies shown in the second chart on page 88 of Amendment No. 2.

Research Agreements, page 89

11.	Please expand your description of each of your agreements with Yissum and with BIRAD to describe: (i) the research being conducted and how it relates to your research programs, (ii) the amount of the consideration you paid to date and the amount of aggregate milestone payments, (iii) the royalty term for those agreements that have royalty obligations, and (iv) the termination provisions of the agreements. In addition, for each of these agreements, describe the intellectual property transferred, if any.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Amendment No. 2 to describe the research being conducted, the consideration paid to date where consideration has been paid already, the royalty terms, and the termination provisions of the agreements. In addition, the Company has described the intellectual property rights under the agreement.

Intellectual Property, page 90

12.	We note your response to our prior comment number 19, which we reissue in part. Given your statement on page 90 and elsewhere that your portfolio consists of four utility patent families that are assigned to you, please provide the information cited in our prior comment number 19 for any of your material license or assignment agreements and file such agreements as exhibits. We note that page 78 references an assignment agreement whereby the Company acquired patents and patent applications to be used in pre-clinical drug research programs. Additionally, with respect to the provisional patent applications, please revise to state whether you currently plan to submit a non-provisional application for them.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 50 and 90 of Amendment No. 2 to clarify that it owns the four utility patent families.

With respect to the Staff’s comment regarding the Company’s provisional patent applications, the Company has revised its disclosure to clarify that it intends on making a decision on whether to file non-provisional patent applications at some time before its provisional patent applications lapse one year after their filing.

Government Regulation, page 91

13.	We note your response to our prior comment number 20 and disagree that disclosure concerning government regulation of your business in Israel is not material. For instance, on page 1 you state that you plan to submit applications to conduct a Phase I study in Israel. Please revise to describe the governmental regulation of your business in Israel.

Response: In response to the Staff’s comment the Company has revised its disclosure on page 101 of Amendment No. 2 to disclose the governmental regulations of human clinical trials in Israel.

Please contact me at +1 312 372 2000 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its draft Registration Statement on Form S-1.

Sincerely,

/s/ David Huberman

cc: Adi-Zuloff Shani, Chief Executive Officer